SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

HF Sinclair Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

403949100

(CUSIP Number)

REH Company

2800 West Lincolnway

Cheyenne, Wyoming 82009

Attn: General Counsel

with a copy to:

David P. Oelman

Michael S. Telle

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403949100

1	Name of Reporting Person REH Company
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 27,468,080 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,898,080 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,468,080 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.8%*
14	Type of Reporting Person CO

*

Calculation of percentage based on a total of 199,997,489 shares of Common Stock (as defined below) outstanding following the settlement of the Fourteenth Repurchase Transaction (as defined below) as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2023, less the Common Stock acquired by the Issuer pursuant to the Fifteenth Repurchase Transaction (as defined below).

(1)

REH Company (f/k/a The Sinclair Companies) (“REH”) is the primary and direct beneficial owner of the 27,468,080 shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares (subject to the terms of the escrow described below). Among these shares, 2,570,000 shares are currently held in escrow for the purpose of securing REH’s obligations under Section 6.22 of the Business Combination Agreement dated August 2, 2021 (as amended), by and among HF Sinclair Corporation, REH and the other parties thereto. During the term of the escrow, REH has voting power but lacks investment power over the escrowed shares until any such shares are released from the escrow.

1	Name of Reporting Person Carol Orme Holding
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 27,468,080 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,898,080 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,468,080 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.8%*
14	Type of Reporting Person IN

*

Calculation of percentage based on a total of 199,997,489 shares of Common Stock outstanding following the settlement of the Fourteenth Repurchase Transaction as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 19, 2023, less the Common Stock acquired by the Issuer pursuant to the Fifteenth Repurchase Transaction.

(1)

As a result of her relationship with REH, Mrs. Holding may be deemed to beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law.

SCHEDULE 13D

This Amendment No. 17 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the SEC, as amended from time to time (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”) of HF Sinclair Corporation, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

On January 3, 2024, the Issuer entered into a Stock Purchase Agreement (the “Fourteenth Purchase Agreement”) with REH to repurchase 454,380 shares of the Issuer’s Common Stock, for $55.02 per share for the aggregate purchase price of $24,999,988 in a privately negotiated transaction (the “Fifteenth Repurchase Transaction”). The Fifteenth Repurchase Transaction is expected to close on or about January 8, 2024, subject to customary closing conditions. The foregoing description of the Fourteenth Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourteenth Purchase Agreement, which is filed as Exhibit 10.15 hereto and is incorporated herein by reference.

As previously reported, the Reporting Persons have sold their Common Stock from time to time in both open market sales and sales to the Issuer. As of the date of this Amendment, it is the Reporting Persons’ intent to seek to limit future dispositions to sales directly to the Issuer. Additionally, while the Reporting Persons reserve the right to make sales from time to time, it is their intent as of the date of this Amendment to maintain such sufficient ownership of the Issuer’s stock so the Reporting Persons retain the right to appoint at least one director to the Board of the Issuer pursuant to the Stockholders Agreement, dated August 2, 2021, by and between the Issuer, the Reporting Persons and certain other parties thereto. The Reporting Persons may, at any time and from time to time, review or reconsider such position.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 199,997,489 shares of Common Stock outstanding following the settlement of the Fourteenth Repurchase Transaction as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 19, 2023, less the Common Stock acquired by the Issuer pursuant to the Fifteenth Repurchase Transaction) are as follows:

A.	REH Company

i.	Amount beneficially owned: 27,468,080

Percentage: 13.8%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 27,468,080

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 24,898,080

B.	Carol Orme Holding

i.	Amount beneficially owned: 27,468,080

Percentage: 13.8%

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 27,468,080

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 24,898,080

The shares set forth above are directly owned by REH and not Mrs. Holding. REH is the primary and direct beneficial owner of the shares indicated above, and the board of directors of REH has all voting and investment power with respect to such shares. However, as a result of her relationship with REH, Mrs. Holding may be deemed to also beneficially own such shares under applicable securities law and SEC guidance. Mrs. Holding, however, does not intend ever to own such shares directly for investment purposes in the future and expressly disclaims such beneficial ownership to the maximum extent permitted by law. REH and Mrs. Holding are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than (i) the transaction described herein; (ii) the transaction pursuant to that certain Agreement and Plan of Merger, dated August 15, 2023, by and among the Issuer, Holly Energy Partners, L.P. (“HEP”) and the other parties thereto, whereby HEP became an indirect, wholly owned subsidiary of the Issuer on December 1, 2023 upon the closing of the transactions contemplated therein (the “Closing”). Upon the Closing, each outstanding common unit representing a limited partner interest in HEP (each, a “Partnership Common Unit”) was converted into the right to receive (a) 0.315 shares of Common Stock of the Issuer and (b) $4.00 in cash, without interest. As a result, the Reporting Persons received 6,615,000 shares of the Issuer in exchange for their Partnership Common Units effective upon the Closing; and (iii) the transaction pursuant to the Stock Purchase Agreement, dated December 18, 2023, by and between the Issuer and REH (the “Fourteenth Repurchase Transaction”), whereby the Issuer repurchased 894,454 shares of the Issuer’s Common Stock for $55.90 per share for the aggregate purchase price of $49,999,979 in a privately negotiated transaction. The disclosure in Item 4 of this Amendment is incorporated herein by reference.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons, other than as described herein.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 of the Schedule 13D and Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.15	Stock Purchase Agreement, dated as of January 3, 2024, by and among HF Sinclair Corporation and REH Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41325) filed on January 4, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 5, 2024

REH COMPANY

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

/s/ Carol Orme Holding
Name:	Carol Orme Holding